

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Yunlu Yin
Chief Executive Officer
Global Pharm Holdings Group, Inc.
25/F New World Center
No. 6009 Yitian Road
Futian District, Shenzhen
People's Republic of China

      Re: Global Pharm Holdings Group, Inc.
             Correspondence submitted February 11, 2011 regarding
             Amendment No. 1 to Form 8-K
             Filed August 25, 2010
             File No. 333-152286

Dear Mr. Yin:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one in our letter dated January 28, 2011. Please explain to us why you believe you are eligible to register securities under the 1934 Act on Form 8-A.

2.   We note your response to comment three in our letter dated January 28, 2011. Please revise your filing accordingly.

3.   In your response to our comment letter dated September 27, 2010, you propose to revise "Compliance with Circular 106 and the Revised M&A regulations" to state, "[t]he shareholders of our Company and our intermediate "offshore" companies, namely Binomial and Wisdom have never been PRC residents and as such we are not subject to the Circular 106 and Revised M&A Regulations." Please update this information for the exercise of the call rights under the earn-in agreement, disclosing whether you have PRC residents as shareholders. If yes, please quantify the percentage of shares held by PRC residents. Please expand the proposed disclosure to address the impact of such ownership on the applicability of the PRC regulations. If appropriate, please address in a risk factor as well.

Security Ownership of Certain Beneficial Owners and Management, page 54

4.   Please update this section for the exercise of the call rights under the earn-in agreements, as well as the unexercised right for 86,200 shares, to provide the disclosure required by Item 403 of Regulation S-K.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director